UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LAWSON SOFTWARE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

520780 10 7

(CUSIP Number)

Niklas Bjorkqvist

Intentia International AB

Vendevagen 89

Box 596 SE-182 15 Danderyd, Sweden

+46-08-5552 5000

with a copy to

Steve L. Camahort

O'Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, CA 94111

(415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 520780 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) INTENTIA INTERNATIONAL AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization SWEDEN

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 34,967,320(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,967,320

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 34(2)

14.	Type of Reporting Person (See Instructions) CO

(1) No shares of common stock, par value $0.01 per share, of Lawson Software, Inc., have been purchased, directly or indirectly, by the Reporting Person.  Rather, the Reporting Person may be deemed to have beneficial ownership of the shares reported herein pursuant to irrevocable undertakings between Intentia International AB and certain stockholders of Lawson Software, Inc. (discussed in Items 3-5 below), which were entered into in connection with a transaction agreement (as described in Item 4 of this Schedule 13D) between Intentia International AB and Lawson Software, Inc. (discussed in Items 3-5 below).  Reporting Person expressly disclaims beneficial ownership of any of the shares reported herein.

(2) Based on the number of shares of Lawson Software, Inc. common stock outstanding as of June 2, 2005 (as represented by Lawson Software, Inc.).

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Lawson Software, Inc., a Delaware corporation (the “Issuer”).  The Issuer has its principal executive offices at 380 St. Peter Street, St. Paul, Minnesota, 55102.

Item 2.	Identity and Background

This Schedule 13D is being filed by Intentia International AB (the “Reporting Person”).  The Reporting Person is a company incorporated in Sweden which provides software applications and consulting services to companies whose core processes involve manufacturing, distribution and maintenance.  The address of its principal executive offices is Vendevagen 89, Box 596 SE-182 15, Danderyd, Sweden.

The directors and executive officers of and each person controlling the Reporting Person are set forth on Schedule A attached hereto.  The directors and executive officers of Symphony Technology Group, LLC are also included on Schedule A, because Symphony Technology Group, LLC may be deemed to be a control person with respect to the Reporting Person.  Schedule A sets forth the following information with respect to each such person:

(a)                 Name;

(b)                Residence or business address;

(c)                 Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(d)                Citizenship.

To the knowledge of the Reporting Person, during the last five years, neither the Reporting Person, nor any person named in Schedule A attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As an inducement for the Reporting Person to enter into the Transaction Agreement described in Item 4 below and in consideration thereof, certain stockholders of the Issuer entered into Irrevocable Undertakings with the Reporting Person (discussed in Item 4 below).  In addition, certain stockholders of the Issuer entered into an Irrevocable Proxy with respect to the Issuer securities covered by the Irrevocable Undertakings.

Item 4.	Purpose of Transaction

Reporting Person and Issuer entered into a Transaction Agreement, dated June 2, 2005 (the “Transaction Agreement”), in connection with a public offer made by Issuer to purchase all of the outstanding shares of Reporting Person at fixed exchange ratios (the “Transaction”).  The Issuer has offered (i) 0.5061 newly issued shares of Issuer common stock for each outstanding Series A share of Reporting Person, (ii) 0.4519 newly issued shares of Issuer common stock for each outstanding Series B share of Reporting Person, and (iii) 0.2157 newly issued shares of Issuer common stock for each outstanding warrant to purchase Series B shares of Reporting Person, (collectively, the “Offer”).  A copy of the Transaction Agreement is attached to this Statement as Exhibit 1.  The Transaction is expected to result in the Reporting Person’s stockholders collectively owning approximately 43.25 percent of the Issuer, calculated on a fully-diluted basis using the treasury method.  The Offer is unanimously recommended by the respective board of directors of each of the Reporting Person and the Issuer.  The Offer is contingent upon certain conditions set forth in a joint press release, issued on June 2, 2005 (the “Press Release”), a copy of which is attached to this Statement as Exhibit 2.

As a technical matter, the Offer will be made by Lawson Holdings, Inc, (“Holdings”), a new Delaware holding corporation created to effect the Offer.  At the time all conditions to the Offer are satisfied or waived, subject to stockholder approval, Issuer will complete the holding company reorganization (the “Restructuring”).  As part of the Restructuring, Lawson Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Holdings, will merge with and into Issuer, with Issuer as the surviving corporation (the “Merger”).  By virtue of the Merger, each share of Issuer’s outstanding common stock will be converted, on a one share for one share basis, into a share of Holdings common stock.  Issuer will become a wholly owned subsidiary of Holdings, which will become the public company listed on Nasdaq National Market with the same capitalization, articles and bylaws as Issuer, and will assume all of Issuer’s obligations under existing stock option plans or grants.  The consideration under the Offer will be newly issued shares of Holdings common stock.  All references to Issuer in this Statement include Issuer prior to the Restructuring and Holdings as the successor public company after the Restructuring.

In connection with the entering into of the Transaction Agreement and undertaking the Offer, Richard Lawson, Symphony Technology Group LLC and Tennenbaum Capital Partners LLC (the "Signatories") agreed to enter into a Lock-Up Agreement (the “Lock-Up Agreement”), which agreement would only be effective if such person or a designee thereof serves as an executive officer or director of the Issuer upon the Offer being declared unconditional.  Pursuant to the Lock-Up Agreement, during a period (the “Lock-Up Period”) commencing on the date on which the Offer is declared unconditional (the “Commencement Date”), the Signatories will not, without the prior written consent of the Issuer, transfer more than 10% of the shares of Issuer common stock held by the Signatory as of the Commencement Date (in the case of Richard Lawson) or more than 10% of the shares of Issuer common stock received by the Signatory pursuant to the Offer (in the case of the other Signatories) (the remaining 90% of such shares of Issuer common stock for each Signatory being referred to herein as the “Lock-Up Shares”); provided that 25% of the Lock-Up Shares will be released from such restriction 90 days following the Commencement Date, an additional 25% of the Lock-Up Shares will be released from such restriction 120 days following the Commencement Date, and an additional 25% of the Lock-Up Shares will be released from such restriction 150 days following the Commencement Date, with the remaining 25% of the Lock-Up Shares to be released from such restriction 180 days following the Commencement Date.  The Lock-Up Agreement has not yet been reduced to writing.

Concurrently with the execution of the Transaction Agreement, certain stockholders of the Issuer entered into Irrevocable Undertakings with the Reporting Person, dated June 2, 2005 (the “Irrevocable Undertakings”), the form of which is attached to this Statement as Exhibit 3.  The Irrevocable Undertakings were entered into in order to facilitate the consummation of the Transaction.  Pursuant to the Irrevocable Undertakings, certain stockholders of the Issuer have each undertaken (i) to vote all of their respective Issuer shares at the special meeting of Issuer stockholders in favor of the Merger and the approval of the issuance of Issuer shares to be offered to the shareholders of the Reporting Person in the Offer, (ii) to vote all of their respective Issuer shares at the special meeting of Issuer stockholders against any competing acquisition proposals, (iii) not to transfer any of their Issuer shares, and (iv) not to solicit competing proposals for the acquisition of Issuer.

Further, in connection with the Irrevocable Undertakings, certain stockholders of the Issuer have entered into an Irrevocable Proxy, dated June 2, 2005 (the “Irrevocable Proxies”) thereby irrevocably appointing Romesh Wadhwani and Bertrand Sciard as the sole and exclusive attorneys and proxies of each stockholder (the “Attorneys”), with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the stockholder is entitled to do) with respect to all of the shares of capital stock of Issuer that now or hereafter may be beneficially owned by the stockholder, and any and all other shares or securities of Issuer issued or issuable in respect therof on or after the date hereof in accordance with the terms of the Irrevocable Proxies.  Pursuant to the Irrevocable Proxies, such undertakings shall be irrevocable until the closing of the Offer or that date which is six months following termination of the Offer.

The descriptions contained in this Item 4 of the transactions contemplated by the Transaction Agreement, the Press Release, the Irrevocable Undertakings, and the Irrevocable Proxies are qualified in their entirety by reference to the full text of the Transaction Agreement, the Press Release and the Irrevocable Undertakings and Irrevocable Proxies, copies of which are attached to this Statement as Exhibits 1, 2 and 3, respectively.

Upon consummation of the Merger, Richard Lawson and Romesh Wadwani will serve as co-chairmen of the combined company.  The new board of directors of the combined company will consist of three directors from Issuer, three directors from Reporting Company, and two new directors to be selected by Harry Debes, who will be assuming the chief executive officer position in the combined company.  In addition, Bertrand Sciard will become the chief operating officer of the combined company.

Except as otherwise disclosed above, the Reporting Person currently has no specific plans or proposals that relate to or would result in the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, although the Reporting Person reserves the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As a result of the Irrevocable Undertakings, the Reporting Person may be deemed to be the beneficial owner of the shares subject to the Irrevocable Undertakings.  The aggregate number of common shares of Issuer subject to the Irrevocable Undertakings consists of a total of 34,967,320 shares of common stock of the Issuer (the “Subject Shares”) or approximately 34 percent of the outstanding common stock of the Issuer as of June 2, 2005.  The Subject Shares include (i) 14,386,375 shares of common stock held of record by Richard Lawson, (ii) 18,832,104 shares of common stock held of record by John Cerullo, and (iii) 1,748,841 shares of common stock held of record by William Lawson.

Additionally, the Issuer Stockholders have given an irrevocable proxy to the Reporting Person and appointed Romesh Wadhwani and Bertrand Sciard as its attorneys-in-fact to vote all the shares beneficially owned by them in accordance with the provisions of the Irrevocable Proxies. Accordingly, the Reporting Person, with respect to matters relating to the transactions contemplated by the Transaction Agreement, may be deemed to have acquired shared voting power with respect to the Issuer Shares.

No shares of common stock, par value $0.01 per share, of Lawson Software, Inc., have been purchased, directly or indirectly, by the Reporting Person.  Rather, the Reporting Person may be deemed to have beneficial ownership of the Subject Shares pursuant to the Irrevocable Undertakings.  However, the Reporting Person is not entitled to any rights as a stockholder of the Issuer as to the Subject Shares and disclaims any beneficial ownership of the Subject Shares.  In addition, the Reporting Person does not have the power to dispose of the Subject Shares.

(c)           The information provided in Item 3 above is incorporated herein by reference.  Persons named in Schedule A attached hereto, did not acquire or dispose of any shares of common stock during the past sixty days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 3, 4 and 5 is incorporated herein by reference. The descriptions herein of the Transaction Agreement, the Press Release, and the Irrevocable Undertakings and Irrevocable Proxies are qualified in their entirety by reference to such documents, copies of which are attached hereto as Exhibits.

Item 7.	Material to Be Filed as Exhibits

The following documents are to be filed as exhibits:

1.                                       Transaction Agreement, dated June 2, 2005, by and among Intentia International AB, a company organized under the laws of Sweden, Lawson Software, Inc., a Delaware corporation, and Lawson Holdings, Inc., a Delaware corporation, and Lawson Acquisition, Inc., a Delaware corporation.

2.                                       Joint Press Release, dated June 2, 2005, issued by Intentia International AB and Lawson Software, Inc.

3.                                      Form of Stockholder Irrevocable Undertaking, dated June 2, 2005, between Intentia International AB and Richard Lawson, John Cerullo, and William Lawson, including form of Irrevocable Proxy, dated June 2, 2005, by Richard Lawson, John Cerullo, and William Lawson.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 8, 2005
Date
/s/ Niklas Bjorkqvist
Signature
Niklas Bjorkqvist General Counsel
Name/Title

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF INTENTIA INTERNATIONAL AB AND SYMPHONY TECHNOLOGY GROUP, LLC

Name	Residence or Business Address	Present Principal Occupation or Employment	Citizenship
INTENTIA INTERNATIONAL AB
Romesh Wadhwani	Symphony Technology Group, LLC 4015 Miranda Ave., 2nd Fl. Palo Alto, CA 94304.	Chairman of the Board	U.S.
Jan Carlzon	Intentia International AB Vendevagen 89, Box 596 SE-182 15 Danderyd, Sweden.	Director	Swedish
Steven Chang	Tennenbaum Capital Partners, LLC 2951 28th Street, Suite 1000 Santa Monica, CA 90405.	Director	U.S.
William Chisholm	Symphony Technology Group, LLC 4015 Miranda Ave., 2nd Fl. Palo Alto, CA 94304.	Director	U.S.
Tommy H. Karlsson	Intentia International AB Vendevagen 89, Box 596 SE-182 15 Danderyd, Sweden.	Director	Swedish
Scott Klein	Intentia International AB Vendevagen 89, Box 596 SE-182 15 Danderyd, Sweden.	Director	U.S.
Paul Wahl	Intentia International AB Vendevagen 89, Box 596 SE-182 15 Danderyd, Sweden.	Director	German
Bertrand Sciard	Intentia International AB Vendevagen 89, Box 596 SE-182 15 Danderyd, Sweden.	Director Chief Executive Officer	French
Arthur Gitajn	Intentia International AB Vendevagen 89, Box 596 SE-182 15 Danderyd, Sweden.	Chief Financial Officer	U.S.
Johan Berg	Intentia International AB Vendevagen 89, Box 596 SE-182 15 Danderyd, Sweden.	Executive Vice President	Swedish

Allan Davies	Intentia International AB Vendevagen 89, Box 596 SE-182 15 Danderyd, Sweden.	Chief Marketing Officer	English/UK
Guenther Tolkmit	Intentia International AB Vendevagen 89, Box 596 SE-182 15 Danderyd, Sweden.	Head of Customer Support and Quality Assurance	German
Niklas Bjorkqvist	Intentia International AB Vendevagen 89, Box 596 SE-182 15 Danderyd, Sweden.	General Counsel	Swedish
Elanor Phillips	Intentia International AB Vendevagen 89, Box 596 SE-182 15 Danderyd, Sweden.	Senior VP Human Resources	UK
Henrik Billgren	Intentia International AB Vendevagen 89, Box 596 SE-182 15 Danderyd, Sweden.	President of Research & Development	Swedish
Frank Cohen	Intentia International AB Vendevagen 89, Box 596 SE-182 15 Danderyd, Sweden.	Head of Business Group Europe, Middle East and Africa	French
SYMPHONY TECHNOLOGY GROUP, LLC
Romesh Wadhwani	Symphony Technology Group, LLC 4015 Miranda Ave., 2nd Fl. Palo Alto, CA 94304.	Managing Partner	U.S.
William Chisholm	Symphony Technology Group, LLC 4015 Miranda Ave., 2nd Fl. Palo Alto, CA 94304.	Managing Director	U.S.